Filed by Equity One, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: IRT Property Company
Commission File No. 001-07859

     Equity One will be filing a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant documents, with the Securities and Exchange Commission concerning the proposed merger between Equity One and IRT. YOU ARE URGED TO READ THE REGISTRATION STATEMENT CONTAINING THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EQUITY ONE, IRT AND THE MERGER. You may obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Equity One by directing a request to Equity One, 1696 N.E. Miami Gardens Drive, North Miami Beach, Florida 33179, Attention: Investor Relations, telephone: (305) 947-1664 and from IRT by directing a request to IRT Property Company, 200 Galleria Parkway, Suite 1400, Atlanta, Georgia 30339, Attention: Investor Relations, telephone: (770) 955-4406.

     Equity One and IRT, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Equity One and IRT in connection with the merger. Information about the directors and executive officers of Equity One and their ownership of Equity One shares is set forth in the proxy statement for Equity One’s 2002 annual meeting of stockholders. Information about the directors and executive officers of IRT and their ownership of IRT stock is set forth in the proxy statement for IRT’s 2002 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when its becomes available.

     The attached material was distributed beginning on November 6, 2002 at the National Association of Real Estate Investment Trusts Institutional Investors Conference.

EQUITY ONE, INC. IRT PROPERTY COMPANY TRANSACTION OVERVIEW November 5, 2002

Certain matters discussed in this presentation constitute forward-looking statements within the meaning of the federal securities laws. Although Equity One and IRT believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they can give no assurance that their expectations will be achieved. Factors that could cause actual results to differ materially from current expectations include changes in macro-economic conditions and the demand for retail space in the markets in which each has a substantial presence; the continuing financial success of Equity One's and IRT's current and prospective tenants; Equity One's ability to merge successfully the operations of IRT into the Equity One organization; Equity One's ability to realize economies of scale; and other risks, which are described in Equity One's Form 10-K, which is on file with the Securities and Exchange Commission. Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in this press release, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Equity One, Inc. and IRT Property Company, respectively. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Equity One and IRT with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents (as well as information as to the directors of Equity One and IRT and their respective interests in the matters described herein) may also be obtained for free (a) from Equity One by directing a request to Equity One, 1696 N.E. Miami Gardens Dr., North Miami Beach, FL 33179, Attention: Investor Relations, telephone: 305-947-1664 and (b) from IRT by directing a request to IRT Property Company, 200 Galleria Parkway, Suite 1400, Atlanta, GA 30339, Attention: Investor Relations, telephone: 770-955-4406.

Transaction Overview Key Terms Terms Comments Merger Consideration $12.15 in cash or 0.9 shares of EQY common stock or a combination thereof, subject to the cash limitation Cash Limitation Maximum of 50% cash Post-Closing Capitalization No less than 22.3 million shares of EQY common stock will be issued to complete the transaction Voting Agreements Approximately 75% and 8% of EQY and IRT shareholders, respectively, have signed up to support the transaction Dividend Policy o Each party will pay regular dividends o EQY and IRT will synchronize their dividends prior to the closing o EQY will pay a $0.27 per share dividend in the first quarter following the closing, subject to certain conditions Governance Issues IRT will designate one director to join EQY’s Board of Directors Minimum Price Provision EQY voting agreement can be terminated and IRT can withdraw its Board support in the event: o EQY 30-day average price less than $12.06 or EQY 3-day average price less than $11.00 EQY voting agreement can be terminated in the event: o IRT 30-day average price less than $10.935 or IRT 3-day average price less than $9.935

Transaction Overview Equity Private Placement Investor Affiliated investors Maximum Amount of Shares 6.911 million shares, adjustable to 6.0 million Minimum Amount of Shares 3.0 million shares at closing and 6.0 million shares in total Price $13.30 per share subject to pro rata upward adjustment to a maximum of $13.50 per share as the number of IRT shares converted into EQY common stock rises from 50% to approximately 55.8% Take Down Provisions If at the closing of the merger, EQY issues fewer than the Maximum Amount of Shares, EQY will commit to issue a number of shares equal to such shortfall in two equal installments on the six month and one year anniversaries of the initial issuance at the same price per share paid at the initial issuance

Transaction Overview Transaction Highlights/Merger Rationale o Creates one of the leading shopping center REITs operating in the southern tier of the U.S., one of the fastest growing regions in the U.S o 181 properties encompassing 18.7 million square feet in 12 states o 122 supermarket anchored shopping centers representing 70% of total GLA o 80 properties in Florida representing 45% of total GLA o A highly diversified tenant base with over 3,100 leases o Top 10 tenants comprise only 25.7% of AMR o Enhances relationship with regional anchors and other tenants o 40 centers anchored by a Publix supermarket o Broadens real estate development and redevelopment opportunities o Potential ability to maintain IRT’s investment grade credit rating o Expand equity research coverage

Transaction Overview Financial Highlights o Pro forma 2003E gross revenues of approximately $200 million and FFO of $88.8 million (1) o Equity market capitalization of $786 million and total market capitalization of $1.56 billion should enhance access to capital and increase shareholder liquidity (1) o Conservative Capital Structure (1) o Debt-to-total market capitalization of 49.7% o EBITDA:Interest coverage ratio above 2.6 o Fixed Charge coverage ratio above 2.2 o Anticipated synergies of $750,000 and $1,500,000 in 2003 and 2004, respectively o Create a balanced shareholder base with affiliate, institutional and retail ownership of 58.7%, 20.9% and 20.4% (1), respectively o Pro forma dividend payout ratio equal to 71.5% and an 8.0% dividend yield, assuming a $1.08 dividend rate and estimated 2003 FFO per share in the range of $1.49 to $1.53 (1) (1) Assumes an implied price per share of $13.54 (the 5-day weighted average trading price as of 10/25/02) for EQY common stock, an exchange ratio of 0.9 of a share of EQY common stock for each outstanding share of IRT common stock, with the minimum of 50% of total transaction consideration payable in shares of EQY common stock, a 6.9 million share equity private placement and $750,000 and $1,500,000 of synergies in 2003 and 2004, respectively

Transaction Overview

COMPARISON TO PEER GROUP

COMPARABLE COMPANY ANALYSIS - Retail - Shopping Center

All numbers in thousands

					Capitalization			FFO per Share		FFO Multiple (x)				
Company	Ticker	Total Square Feet	Price 10/25/02	Dividend Yield	Common Equity	Total Cap.	Debt to Tot Cap	2002E	2003E	2002E	2003E	Insider %	Inst. %	Retail %
1 Kimco Realty Corporation	KIM	75,780	$30.56	6.8%	$3,222,326	$4,924,383	30.0%	$3.03	$3.25	10.1x	9.4x	12.1%	56.1%	31.8%
2 Weingarten Realty Investors	WRI	37,285	37.20	6.0%	1,986,685	3,482,826	35.0%	3.24	3.45	11.5	10.8	11.9%	36.7%	51.4%
3 Regency Centers Corporation	REG	28,659	31.15	6.5%	1,886,323	3,702,705	38.0%	2.90	3.05	10.7	10.2	4.1%	30.2%	65.7%
4 New Plan Excel Realty Trust	NXL	46,153	17.64	9.4%	1,724,611	3,519,982	43.3%	1.87	1.96	9.4	9.0	4.4%	29.9%	65.7%
5 Developers Diversified Realty Corp.	DDR	62,100	21.30	7.1%	1,426,015	3,274,035	40.8%	2.50	2.69	8.5	7.9	14.3%	58.4%	27.3%
6 Pan Pacific Retail Properties, Inc.	PNP	15,957	34.42	5.5%	1,201,764	1,919,452	37.4%	2.94	3.14	11.7	11.0	3.3%	73.4%	23.4%
7 Federal Realty Investment Trust	FRT	14,779	26.45	7.3%	1,179,576	2,570,097	45.0%	2.56	2.62	10.3	10.1	8.3%	56.0%	35.6%
8 Heritage Property Investment Trust, Inc.	HTG	25,719	23.48	8.9%	982,508	2,009,421	47.4%	2.63	2.78	8.9	8.5	NA	6.3%	NA
9 COMBINED COMPANY (1)	EQY	18,612	13.54	8.3%	786,834	1,563,223	49.7%	NA	1.52	NM	8.9	58.8%	20.9%	20.4%
10 Equity One, Inc.	EQY	8,677	13.54	8.0%	471,801	816,021	42.2%	1.42	1.43	9.5	9.4	74.1%	10.1%	15.8%
11 Saul Centers, Inc.	BFS	6,163	23.25	6.7%	468,892	831,909	43.6%	2.18	2.24	10.7	10.4	21.3%	11.1%	67.6%
12 IRT Property Co.	IRT	9,935	12.15	7.7%	427,578	724,566	41.0%	1.27	1.28	9.6	9.5	0.6%	34.6%	64.8%
13 JDN Realty Corporation	JDN	19,032	11.00	9.8%	384,306	1,029,173	57.8%	1.23	1.29	9.0	8.5	3.1%	49.7%	47.3%
14 Mid-Atlantic Realty Trust	MRR	5,369	16.61	7.1%	348,338	560,847	37.9%	1.66	1.78	10.0	9.3	6.9%	30.4%	62.7%
15 Kramont Realty Trust	KRT	11,607	14.22	9.1%	302,745	804,907	62.4%	NA	NA	NM	NM	12.5%	10.4%	77.1%
16 Ramco-Gershenson Properties Trust	RPT	11,476	19.10	8.8%	292,326	691,686	57.7%	2.11	2.26	9.1	8.5	18.7%	17.2%	64.1%
17 Urstadt Biddle Properties, Inc.	UBP	2,900	10.93	6.8%	267,650	388,859	27.5%	1.13	1.23	9.7	8.9	17.8%	2.6%	79.6%
18 Acadia Realty Trust	AKR	6,927	7.55	6.9%	218,111	429,459	49.2%	1.01	0.90	7.5	8.4	11.6%	42.6%	45.8%
19 Center Trust Inc.	CTA	7,906	6.05	4.0%	176,652	574,738	69.3%	NA	NA	NM	NM	5.2%	10.5%	84.3%
20 Sizeler Property Investors, Inc.	SIZ	2,572	10.09	9.1%	132,885	308,149	54.2%	1.13	1.32	8.9	7.6	11.3%	22.0%	66.6%
21 Price Legacy Corp.	XLG	8,746	2.99	0.0%	121,773	1,134,593	44.7%	0.35	0.39	8.5	7.7	54.7%	31.0%	14.3%
22 Aegis Realty, Inc.	AER	3,031	10.38	9.2%	91,537	160,008	42.8%	NA	NA	NA	NA	4.6%	16.6%	78.9%
23 Agree Realty Corp.	ADC	3,556	16.97	10.8%	86,879	191,361	54.6%	2.67	2.72	6.4	6.2	12.3%	2.5%	85.2%
24 Konover Property Trust, Inc.	KPT	4,784	2.09	0.0%	68,617	268,203	67.5%	NA	NA	NM	NM	65.5%	3.9%	30.6%
High				10.8%	$3,222,326	$4,924,383	69.3%			11.7x	11.0x	74.1%	73.4%	85.2%
Median				7.1%	384,306	816,021	43.6%			9.5	9.0	11.7%	29.9%	63.4%
Mean				7.0%	759,561	1,492,060	46.5%			9.5	9.0	17.2%	27.9%	53.9%
Low				0.0%	68,617	160,008	27.5%			6.4	6.2	0.6%	2.5%	14.3%

Source: Companies' public documents and First Call (FFO estimates)

(1) Assumes an implied price per share of $13.54 (the 5-day weighted average trading price as of 10/25/02) for EQY common stock, an exchange ratio of 0.9 of a share of EQY common stock for each outstanding share of IRT common stock, with the minimum of 50% of total transaction consideration payable in shares of EQY common stock, a 6.9 million share equity private placement and $750,000 of synergies in 2003

EQUITY ONE

- 7 -

irt

Management Board of Directors INSIDE DIRECTORS INDEPENDENT DIRECTORS Chaim Katzman (1) Norm Ben-Ozer (2) Chairman and CEO of Equity One Co-founder, Chairman & CEO of iPhrase Technologies, Inc. Doron Valero (1) Robert L. Cooney (2), (3) President and COO of Equity One Partner of Cooney, Schroder & Co. Dori Segal Nathan Hetz President of First Capital Realty, Inc. CEO & principal shareholder of Alony Hetz Properties & Investments, Ltd Peter Linneman (1), (3) Professor of Real Estate, Finance & Public Policy at Wharton’s School of Business Dr. Shaiy Pilpel (2), (3) President of Patten Model, Ltd. To Be Determined Board member to be determined by IRT (1) Executive (2) Audit (3) Compensation

Ownership

CURRENT AND PRO FORMA OWNERSHIP SUMMARY

Shares	Current EQY Shares Held	Proposed New Equity Contribution	Current IRT Shares Held	Resulting EQY Ownership Base 50% of IRT Shareholders Elect EQY Stock
First Capital Realty Inc.	11,130,288	1,036,650	-	12,166,938
GAZIT / MGN	9,414,977	4,284,820	330,951 *	13,997,653
Chaim Katzman	848,872	-	-	848,872
Subtotal	**21,394,137**	**5,321,470**	**330,951**	**27,013,463**
Alony Hetz w/NH	**3,515,914**	**1,589,530**	-	**5,105,444**
Doron Valero	649,855	-	-	649,855
Other EQY Insiders	291,747	-	-	291,747
E. Stanley Kroenke	-	-	2,100,000 *	1,890,000
IRT Insiders	-	-	323,896 *	291,506
PUBLIC FLOAT	8,616,955	-	31,443,153	21,526,693
TOTAL	**34,468,609**	**6,911,000**	**34,198,000**	**56,768,709**

Ownership %	Current Percentage of EQY Shares Held	Percentage of New Equity Contribution	Current Percentage of IRT Shares Held	Resulting EQY Ownership Base 50% of IRT Shareholders Elect EQY Stock
First Capital Realty Inc.	32.29%	15.00%	0.00%	21.43%
GAZIT / MGN	27.31%	62.00%	0.97%	24.66%
Chaim Katzman	2.46%		0.00%	1.50%
Subtotal	**62.07%**	**77.00%**	**0.97%**	**47.59%**
Alony Hetz w/NH	**10.20%**	**23.00%**	**0.00%**	**8.99%**
Doron Valero	1.89%		0.00%	1.14%
Other EQY Insiders	0.85%		0.00%	0.51%
E. Stanley Kroenke	0.00%		6.14%	3.33%
IRT Insiders	0.00%		0.95%	0.51%
PUBLIC FLOAT	25.00%		91.94%	37.92%
TOTAL	**100.00%**	**100.00%**	**100.00%**	**100.00%**

* Assumed to elect 100% stock conversion

EQUITY ONE

- 9 -

irt

Gazit Globe (1982) Ltd. (1) Organizational Chart- before IRT Merger Gazit-Globe (1982) Ltd. Symbol: GLOBE: TASE Canada United States of America Israel 68.8% 27.3% 100% 50% First Capital Realty Inc. Equity One Inc. Gazit Office Building Mishkenot Clal Symbol: FCR:TSE Symbol: EQY: NYSE 32.3% (1) Gazit-Globe (1982) Ltd. beneficial ownership of Equity One Inc. totals 59.6%

Pro Forma Portfolio Overview Property Diversification As of September 30, 2002 EQUITY ONE STANDALONE [MAP] IRT STANDALONE [MAP] COMBINED PORTFOLIO [MAP] COMBINED PORTFOLIO EQY IRT Total % of Total Location Sq. Ft. Sq. Ft. Sq. Ft. Sq. Ft. Southeast 5,391,181 9,946,958 15,338,139 82.1% Southwest 3,285,693 53,571 3,339,264 17.9% Total 8,676,874 10,000,529 18,677,403 100.0% % of Total 46.5% 53.5% 100.0%

Pro Forma Portfolio Overview Property Diversification As of September 30, 2002 OVERVIEW Square Feet EQY Standalone 8,676,874 46.5% IRT Standalone 10,000,529 53.5% Pro Forma Total 18,677,403 100.0% Number of Properties EQY Standalone 88 48.6% IRT Standalone 93 51.4% Pro Forma Total 181 100.0% Number of States EQY Standalone 4 IRT Standalone 11 Pro Forma Total 12 BY STATE EQY IRT Total % of Total Total # of Location Sq. Ft. Sq. Ft. Sq. Ft. Sq. Ft. Properties Florida 5,283,981 3,160,049 8,444,030 45.2% 80 Texas 2,935,367 53,571 2,988,938 16.0% 32 Georgia 0 2,339,735 2,339,735 12.5% 20 Louisiana 0 1,915,101 1,915,101 10.3% 16 North Carolina 0 1,372,709 1,372,709 7.3% 14 Tennessee 107,200 350,079 457,279 2.4% 4 Arizona 350,326 0 350,326 1.9% 3 Virginia 0 262,070 262,070 1.4% 3 South Carolina 0 242,218 242,218 1.3% 4 Alabama 0 199,690 199,690 1.1% 3 Mississippi 0 66,857 66,857 0.4% 1 Kentucky 0 38,450 38,450 0.2% 1 Total 8,676,874 10,000,529 18,677,403 100.0% 181 SQUARE FEET BY STATE SC VA AL 1.3% 1.4% 1.1MS 0.4KY AZ 0.2% TN 1.9% 2.4% NC 7.3% LA 10.3% FL 45.2% GA 12.5% TX 16.0% PROPERTIES BY STATE VA 1.7% MS SC AL KY AZ 0.6% 2.2%1.7% 0.6% 1.7% TN 2.2% NC 7.7% FL LA 44.2% 8.8% GA 11. 0% TX 17.7%

Pro Forma Portfolio Overview

TENANT OVERVIEW – TOP TENANTS

AS OF SEPTEMBER 30, 2002

PRO FORMA TOP TEN TENANTS - SHOPPING CENTER PROPERTIES

(As of September 30, 2002)

Tenant	Number of Stores	Square Feet (1)	% of Total Square Feet	Implied Annualized Minimum Rent	% of Total Annualized Minimum Rent	Implied Average Minimum Rent
Publix	40	1,706,009	9.3%	$12,212,477	8.2%	$7.16
Kroger	15	755,063	4.1%	5,206,604	3.5%	6.90
Winn Dixie	18	795,071	4.3%	4,970,082	3.3%	6.25
Wal-Mart	11	834,994	4.5%	3,308,504	2.2%	3.96
Kmart	8	697,895	3.8%	3,260,170	2.2%	4.67
JC Penny & Eckerds	29	308,871	1.7%	2,663,915	1.8%	8.62
Blockbuster Video	23	135,244	0.7%	1,996,765	1.3%	14.76
Kash N Karry/Food Lion	8	286,444	1.6%	1,733,361	1.2%	6.05
Randall's / Safeway	5	250,734	1.4%	1,616,185	1.1%	6.45
H.E. Butt	2	115,947	0.6%	1,398,855	0.9%	12.06
Total	**159**	**5,886,272**	**31.9%**	**$38,366,918**	**25.7%**	**$6.52**
Remaining Tenants	2,969	10,624,036	57.6%	110,634,865	74.3%	10.41
Sub-Total All Tenants	**3,128**	**16,510,308**	**89.6%**	**$149,001,783**	**100.0%**	**$9.02**
Vacant	N/A	1,925,701	10.4%	N/A	N/A	N/A
Total Including Vacant	**N/A**	**18,436,009**	**100.00%**	**$149,001,783**	**100.0%**	**$8.08**

(1) Excludes EQY's Mandarin Mini Storage property of 52,880 square feet and IRT's industrial property of 188,514 square feet

- 13 -

Pro Forma Portfolio Overview Lease Expiration Schedule - All Tenants As of September 30, 2002 PRELIMINARY PRO FORMA LEASE EXPIRATION SCHEDULE (As of September 30, 2002) Percent Approximate Percent Annualized of Total Average Lease Number of Leased of Total Base Rent Annualized Base Rent Year Leases Area in Square Under Expiring Minimum per Square Foot Expiration Expiring Square Feet (1) Feet Leases Rent Expiring M-T-M 29 62,342 0.3% $653,064 0.4% $10.48 2002 172 421,340 2.3% 5,184,483 3.4% 12.30 2003 627 1,676,890 9.1% 18,048,378 11.9% 10.76 2004 620 1,736,961 9.4% 19,106,986 12.6% 11.00 2005 627 1,949,228 10.6% 20,713,936 13.6% 10.63 2006 374 1,695,155 9.2% 17,574,891 11.6% 10.37 2007 320 1,651,544 9.0% 15,853,159 10.4% 9.60 2008 75 806,539 4.4% 7,058,719 4.6% 8.75 2009 52 943,851 5.1% 6,476,414 4.3% 6.86 2010 59 630,409 3.4% 5,084,293 3.3% 8.07 2011 38 914,281 5.0% 6,328,741 4.2% 6.92 Thereafter 133 3,805,710 20.6% 29,964,149 19.7% 7.87 Total 3,126 16,294,250 88.4% $152,047,211 100.0% $9.33 Vacant NA 2,141,759 11.6% 0 NA NA Total / Average NA 18,436,009 100.0% $152,047,211 100.0% $8.25 (1) Excludes EQY's Mandarin Mini Storage property of 52,880 square feet and IRT's industrial property of 188,514 square feet

Pro Forma Financial Summary Pro Forma Debt Maturity Schedule - All Debt (1) As of September 30, 2002 $250,000 $203,632 $200,000 $150,000 $97,482 $100,000 $84,737 $79,731 $78,260 $44,286 $50,000 $24,635 $25,135 $0 $2,507 $0 2002 2003 2004 2005 2006 2007 2008 2009 2010 Thereafter (1) Excludes principal amortization

Pro Forma Financial Summary Pro Forma Debt Maturity Schedule - Mortgage Debt (1) As of September 30, 2002 $250,000 $200,000 $178,632 $150,000 $97,482 $100,000 $44,286 $50,000 $34,737 $24,635 $28,731 $25,135 $0 $0 $3,260 $0 2002 2003 2004 2005 2006 2007 2008 2009 2010 Thereafter (1) Excludes principal amortization

Analyst Coverage o Equity One is followed by the Wall Street firms listed below: Firm Recommendation US Bancorp Piper Jaffray Outperform Legg Mason Wood Walker Buy McDonald Investments Buy BB&T Capital Markets Strong Buy o IRT is followed by the Wall Street firms listed below: Firm Recommendation Salomon Smith Barney Buy Raymond James Buy UBS Warburg Hold Greenstreet Advisors Hold